UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

|X| **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

|__| **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________

Commission file number 001-11639

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The AGCS Hourly Savings Plan, 2500 W. Utopia Road, 85027

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, NJ 07974

The total # of pages contained in this Form 11-K filing is 20

Exhibit Index can be found on page 19

Table of Contents

The AGCS Hourly Savings Plan

Financial Statements

As of December 31, 2005 and 2004, and for the year ended December 31, 2005

* Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the AGCS Hourly Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AGCS Hourly Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 23, 2006

AGCS Hourly Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2005 and 2004
(in thousands)

	2005	2004
Assets		
Investment in AGCS Master Savings Trust, at fair value	$ 19,101	$ 22,731
Participant loans receivable	217	343
Net assets available for plan benefits	$ 19,318	$ 23,074

The accompanying notes are an integral part of these financial statements.

AGCS Hourly Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2005
(in thousands)

Additions to net assets attributed to:	
Plan's share of Master Trust investment gain	$ 504
Employee rollover	5
Interest from participant loans	14
Total additions	523
Deductions from net assets attributed to:	
Distributions to participants	4,254
Other, net	25
Total deductions	4,279
Net decrease during the year	(3,756)
Net assets available for plan benefits:	
Beginning of year	$ 23,074
End of year	$ 19,318

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the AGCS Hourly Savings Plan (the "Plan") of AG Communication Systems Corporation (the "Company"), a wholly-owned subsidiary of Lucent Technologies Inc. ("Lucent"), provides only general information. The Plan is a defined contribution plan under ERISA. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Company was established pursuant to a Joint Venture Agreement (the "Agreement") signed on December 22, 1988, between GTE Communication Systems Corporation ("CSC") and AT&T Corp. ("AT&T") in which CSC would sell complete ownership in the Company to AT&T over a 15-year period. In accordance with the Agreement, on January 1, 1989, the Company, CSC and AT&T signed the Employee Transfer Agreement which, effective on that date, resulted in the transfer of identified employees associated with the Network Switching Operations of CSC to the Company. The Company also assumed all obligations of the applicable collective bargaining agreements and employment, retention, separation, and severance agreements from CSC.

Effective January 1, 1989, pursuant to the Employee Transfer Agreement, the Company, by action of its Board of Directors on February 8, 1989, adopted the AG Communication Systems Corporation Savings, Investment and Tax-Deferral Plan for Hourly Employees. This plan, which became effective January 1, 1989, was amended and restated on December 14, 1989, by action of the Board of Directors of the Company (and, as so amended and restated, is hereinafter referred to as the "Prior Plan"). The applicable assets from the GTE Savings Plans were transferred to the trustee of the Prior Plan upon establishment of the Company. Until December 31, 1992, those assets were held on behalf of the Prior Plan by the trustee of the GTE Savings Plans and were invested in, and subject to any gains or losses experienced by, the trust established under the Trust Agreement between GTE Service Corporation and State Street Bank and Trust Company.

Effective January 1, 1993, the Prior Plan was amended, restated to make certain significant changes in the operation of the Prior Plan, and renamed the "AGCS Hourly Savings Plan." These changes included substantial modifications to the investment choices offered under the Prior Plan and other changes designed to conform the Plan to the final regulations under Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended from time to time, regarding participant directed individual account plans (the "Section 404(c) regulations"). The Plan was amended and restated effective January 1, 1994, to restrict further investments in the GTE Stock Portfolio, to establish and permit investments in the AT&T Stock Portfolio, and to maintain conformity with the Section 404(c) regulations. On September 30, 1996, Lucent Technologies Inc. ("Lucent") was spun off from AT&T. Also on this date, AT&T transferred 100% of its shares of the Company to Lucent, resulting in Lucent assuming AT&T's ownership interest in the joint venture, and the Lucent Stock Portfolio replaced the AT&T Stock Portfolio as the employer stock investment option of the Plan. On February 3, 2003, Lucent purchased the remaining ownership interest in the Company, resulting in the Company becoming a wholly-owned subsidiary.

Plan Trustee

Effective January 1, 1993, the AGCS Master Savings Trust (the "Master Trust") was established and Fidelity Management Trust Company was delegated the administrative responsibility for the Plan as trustee (the "Trustee"). One other plan, the AGCS Savings Plan, participates in the Master Trust. The Plan assets included in the accompanying statements of net assets available for plan benefits were allocated to the Plan based on the respective participant's balances within each fund. The Trustee is responsible for the investment, reinvestment, control and disbursement of funds of the Plan. Expenses of the Trustee in administering the Plan are paid by the participants. These expenses aggregated to $3,550 for plan year 2005 and are included in "Other, net." Lucent is the Plan Administrator and the Sponsor of the Plan, as those terms are defined in ERISA.

Contributions

Effective January 1, 2001, Company matching contributions were immediately vested in the Plan. Company contributions which were made prior to the January 1, 2001 vesting date, and related earnings in which a terminated participant is not vested are forfeited to the Company. At December 31, 2005 and 2004, forfeited amounts totaled approximately $1,140 and $1,108, respectively. Effective August 1, 2003, as a result of the Company becoming a wholly-owned subsidiary of Lucent, approximately 220 hourly employees transferred to Lucent and were no longer eligible to contribute to the Plan. The Company's Genoa Illinois facility closed on December 31, 2004. As a result, effective January 1, 2005, all union employees were no longer eligible to contribute to the Plan.

Participants electing to participate in the Plan must direct that their contributions be invested in any combination of the following funds and portfolios. Participants may change their contribution investment choice daily. A description of the funds and portfolios offered to participants follows:

- Fidelity Freedom Funds:

  Fidelity Freedom Income Fund
  Fidelity Freedom 2000 Fund
  Fidelity Freedom 2010 Fund
  Fidelity Freedom 2020 Fund
  Fidelity Freedom 2030 Fund
  Fidelity Freedom 2040 Fund

  The six Fidelity Freedom Funds offer different combinations of investments in fixed-income, equity, and money market funds. The mix of such funds within each Freedom Fund determines the level of expected risk and potential return for each Freedom Fund. For the funds denoted with a year, the funds' allocation strategy becomes increasingly conservative as it approaches that year, which is the target retirement date.

- Other Fidelity Funds and Portfolios:

  Retirement Government Money Market Portfolio - Mutual fund that invests in high quality money market instruments issued or guaranteed by the United States government or its agencies or instrumentalities.

  U.S. Bond Index - Mutual fund that invests in a mix of securities designed to match the performance of taxable bonds in the U.S. market, with maturities of at least one year.

  Equity-Income Fund - Mutual fund investing in income-producing equity securities, primarily in corporate common stock, with some investments in bonds and convertible securities.

  U.S. Equity Index Collective Trust Fund - Commingled pool of U.S. common stocks.

Magellan Fund - Mutual fund investing primarily in domestic and foreign common stocks and securities convertible into common stock.

Aggressive Growth Fund - Mutual fund that invests primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earnings or revenue growth. Focuses investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

Overseas Fund - Mutual fund investing primarily in foreign securities.

BrokerageLink - account that allows participants to buy, hold and sell a wide array of individual securities and mutual funds (both Fidelity and non-Fidelity).

Lucent Stock Fund - Invested in Lucent common stock and a small portion is invested in short-term money market instruments for administrative purposes.

Vesting
Participants are always 100% vested in the funds in their account representing their participant contributions and any income thereon. Effective January 1, 2001, participants are also 100% vested in Company matching contributions.

Loans to Participants
A loan feature is available to participants (the "Loan Fund") which permits borrowing up to 50% of the entire vested account balances, up to $50,000, subject to certain limitations as defined in the Plan. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans. The loan withdrawals and repayments are included in "Withdrawals and Terminations." Loans outstanding at December 31, 2005 and 2004 aggregated to $217,368 and $342,374, respectively, and carried interest rates ranging from 4.00% to 8.50%.

Plan Termination
The Company reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change may permit any of the funds to be used for any purpose other than the exclusive benefit of the participants and the payment of reasonable administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Investments
The net asset value of the Plan's proportionate share of the Master Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in the common shares of Lucent and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. All other investments are stated at their fair value at close of business on December 31 as determined by the Trustee. Participant loans are valued at historical cost, which aggregate amounts advanced less repayments, and approximate fair market value.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in fair value of its investments which consists of the realized gains (losses) and the change in the unrealized appreciation (depreciation) on those investments.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Dividend and Interest Income
The Master Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis.

Risks and Uncertainties
Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3. Interest in the Master Savings Trust

The Plan and the AGCS Savings Plan each have an interest in the assets of the Master Trust. At December 31, 2005 and 2004, the Plan's interest in the Master Trust represented approximately 11% and 12% of the Master Trust net assets, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the Plan's proportionate amount of shared items.

The following table presents the Plan's interest in the Master Trust at December 31 (in thousands):

	2005				2004			
	Allocated Amounts		Percentage Interest		Allocated Amounts		Percentage Interest	
Fidelity Freedom Income Fund	$ 1,182	**	37.22	%	$ 1,310	*	43.56	%
Fidelity Freedom 2000 Fund	529		17.41		719		18.71	
Fidelity Freedom 2010 Fund	1,177	**	9.13		2,099	*	13.55	
Fidelity Freedom 2020 Fund	668		4.20		782		4.54	
Fidelity Freedom 2030 Fund	585		5.21		642		5.63	
Fidelity Freedom 2040 Fund	99		5.91		13		1.10	
Fidelity Retirement Government Money Market Portfolio	6,006	**	22.67		6,524	*	22.39	
Fidelity U.S. Bond Index	216		4.42		265		5.28	
Fidelity Equity-Income Fund	2,515	**	16.95		2,809	*	16.36	
Fidelity U.S. Equity Index Collective Trust Fund	1,807	**	8.47		2,069	*	8.82	
Fidelity Magellan Fund	2,616	**	12.65		2,969	*	11.82	
Fidelity Aggressive Growth	206		4.26		239		4.22	
Fidelity Overseas Fund	497		5.54		493		5.81	
BrokerageLink	57		0.73		69		0.90	
Lucent Stock Fund	941		12.15		1,729	*	13.41	
	$ 19,101				$ 22,731			

* This investment represented 5 percent or more of the Plan's Net Assets in 2004.

** This investment represented 5 percent or more of the Plan's Net Assets in 2005.

Investments held by the Master Trust (in thousands):

	December 31	
	2005	**2004**
Fidelity Freedom Income Fund	$ 3,175	$ 3,007
Fidelity Freedom 2000 Fund	3,037	3,842
Fidelity Freedom 2010 Fund	12,889	15,487
Fidelity Freedom 2020 Fund	15,887	17,233
Fidelity Freedom 2030 Fund	11,216	11,412
Fidelity Freedom 2040 Fund	1,677	1,179
Fidelity Retirement Government Money Market Portfolio	26,488	29,137
Fidelity U.S. Bond Index	4,888	5,022
Fidelity Equity-Income Fund	14,835	17,174
Fidelity U.S. Equity Index Collective Trust Fund	21,334	23,461
Fidelity Magellan Fund	20,673	25,119
Fidelity Aggressive Growth	4,847	5,657
Fidelity Overseas Fund	8,962	8,483
BrokerageLink	7,778	7,690
Lucent Stock Fund	7,744	12,892
	$165,430	$186,795

The following table presents the Plan's interest in the investment income of the Master Trust for the year ended December 31, 2005 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 35	$ 11
Fidelity Freedom 2000 Fund	15	6
Fidelity Freedom 2010 Fund	33	35
Fidelity Freedom 2020 Fund	15	35
Fidelity Freedom 2030 Fund	11	36
Fidelity Freedom 2040 Fund	2	5
Fidelity Retirement Government Money Market Portfolio *	237	-
Fidelity U.S. Bond Index	9	(5)
Fidelity Equity-Income Fund	141	(5)
Fidelity U.S. Equity Index Collective Trust Fund	-	87
Fidelity Magellan Fund	95	62
Fidelity Aggressive Growth	-	12
Fidelity Overseas Fund	7	73
Lucent Stock Fund	-	(448)
	$ 600	$ (96)

* Included $65 proceeds in connection with the settlement of the securities litigation and the related ERISA cases as approved by the U.S. District Court in Newark, New Jersey in December 2003. The allocation plan for settlement proceeds was approved in May 2005.

Investment income of the Master Trust for the year ended December 31, 2005 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 87	$ 25
Fidelity Freedom 2000 Fund	87	34
Fidelity Freedom 2010 Fund	344	402
Fidelity Freedom 2020 Fund	351	805
Fidelity Freedom 2030 Fund	220	717
Fidelity Freedom 2040 Fund	34	107
Fidelity Retirement Government Money Market Portfolio *	1,301	-
Fidelity U.S. Bond Index	217	(104)
Fidelity Equity-Income Fund	855	(63)
Fidelity U.S. Equity Index Collective Trust Fund	-	1,025
Fidelity Magellan Fund	764	476
Fidelity Aggressive Growth	-	271
Fidelity Overseas Fund	120	1,306
Lucent Stock Fund	-	(3,545)
	$ 4,380	$ 1,456

* Included $530 proceeds in connection with the settlement of the securities litigation and the related ERISA cases as approved by the U.S. District Court in Newark, New Jersey in December 2003. The allocation plan for settlement proceeds was approved in May 2005.

4. Tax Status

The Plan is a qualified profit sharing plan under Section 401 of the Internal Revenue Code (the Code), as amended, and consequently is exempt from federal income tax. The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") dated July 8, 2003. The Plan has been amended since receiving the determination letter, however management believes the Plan is currently being operated in compliance with the applicable requirements of the Code in all material respects.

5. Related Party Transactions

The Master Trust invests in common shares of Lucent.

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustees and therefore, these transactions qualify as party-in-interest transactions.

6. Subsequent Events

The Company expects to merge the Plan with the Lucent Technologies Inc. Long Term Savings & Security Plan. A definitive date has not been determined.

AGCS Hourly Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2005

Name of Issuer and Title of Issue		Description	Cost	Current Value
Participant loans receivable	*	(Interest rates range from 4.0% - 8.50%)	-	$ 217,368

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AGCS HOURLY SAVINGS PLAN

Date: June 23, 2006

by: Susan E. Goodwin

Susan E. Goodwin

Director-HR Benefit and Equity Operations
(Plan Administration)

EXHIBIT INDEX

Exhibit Number	
23	Consent of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-33943) of Lucent Technologies Inc. of our report dated June 23, 2006 relating to the financial statements of the AGCS Hourly Savings Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 23, 2006